UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

13 December 2004

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63

2132 JA Hoofddorp

The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒                     FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES ☐                    NO ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT Logistics Expands Rolls-Royce Connection in the UK, 9 December 2004

9 December 2004

TNT Logistics Expands Rolls-Royce Connection in the UK

TNT Logistics in the UK has won a five year contract with the naval marine business of Rolls-Royce to warehouse and distribute materiel (equipment and material) used in the repair and maintenance of marine gas turbine engines.

The 2100 sqm facility at Castle Donington in Leicestershire, has been developed alongside a TNT Logistics cross-dock operation which handles materiel for aircraft engines produced by Rolls-Royce. The two companies have been working together for five years.

The new warehouse has been fitted with a computer-controlled heating system to ensure temperature and humidity levels are always within the specified limits. The 25,000 product lines in the warehouse range from small consumables such as washers to complete fan cases, which can be up to two metres in diameter.

TNT Logistics employees will also undertake inspection of all materiel entering the warehouse, from a simple check of packaging and labelling to a more thorough technical inspection. The parts are then delivered as needed to Rolls-Royce facilities at Ansty and Bristol, to Ministry of Defence locations and to Rolls-Royce customers overseas.

TNT Logistics has operated a parts collection service, which has been rolled out across the UK, Europe and North America over the last three years. Much of the materiel for the naval marine business is already included in this service.

Neil Crossthwaite, Managing Director, TNT Logistics UK, says he is delighted that another Rolls-Royce business has recognised the value of entering into a closer partnership with TNT Logistics. “We have worked very closely with Rolls-Royce over the years to develop state-of-the-art supply chain solutions. Together we have won numerous awards for the efficiencies we have gained through the implementation of these new systems.”

About TNT Logistics

TNT Logistics UK is a business unit of TNT Logistics, a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. Through its freight forwarding unit it provides air and sea freight services within an international network. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, consumer goods, utilities & telecom and publishing & media.

TNT Logistics employs appr. 40,000 people, who are operating in 39 countries, managing over 7.1 million square metres of warehouse space. In 2003, TNT Logistics reported sales of €3.735 billion. The TNT Logistics web site address is: www.tntlogistics.com. TNT Logistics is a division of TPG N.V. The TPG web site is: www.tpg.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By:    /s/ Tanno Massar
_________________________

Name: Tanno Massar

Title: Director TPG Media Relations

Date: 13 December 2004